U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM U-9C-3




                     QUARTERLY REPORT PURSUANT TO RULE 58 OF
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                For the quarterly period ended September 30, 1997



                           New Century Energies, Inc.
                      (Name of Registered Holding Company)

                    1225 17th Street, Denver, Colorado 80202
                    (Address of Principal Executives Offices)



                    Inquiries concerning this Form U-9C-3 may
                             be directed to either:



                                Teresa S. Madden
                            Controller and Secretary
                           New Century Energies, Inc.
                           1225 17th Street, Suite 900
                                Denver, CO 80202
                                 (303) 294-2338

                                       or

                                William M. Dudley
                            Associate General Counsel
                           New Century Energies, Inc.
                           1225 17th Street, Suite 600
                                Denver, CO 80202
                                 (303) 294-2500

                           NEW CENTURY ENERGIES, INC.
                                   FORM U-9C-3
                    For the Quarter Ended September 30, 1997

                                Table of Contents

                                                                           Page

Item 1. Organization Chart                                                   1

Item 2. Issuances and Renewals of Securities and Capital Contributions       1

Item 3. Associated Transactions                                              1

Item 4. Summary of Aggregate Investment                                      3

Item 5. Other Investments                                                    3

Item 6. Financial Statements and Exhibits                                    3

SIGNATURE                                                                    4



Item 1. - ORGANIZATION CHART

     Name of                            Energy or                                         Percentage of           Nature
    Reporting                          Gas Related         Date of          State of          Voting                of
     Company                             Company        Organization      Organization   Securities Held         Business
     -------                             -------        ------------      ------------   ---------------         --------

New Century Energies, Inc.(a)
  NC Enterprises, Inc. (a)
    New Century-Cadence, Inc.(New)(b)  Energy-related   August 28, 1997        CO           100%             Holds energy-related
                                                                                                             company
      Cadence Network LLC(New)(c)      Energy-related   September 3, 1997      DE           33 1/3%          Energy management
                                                                                                             and consulting
                                                                                                             services; also
                                                                                                             brokering and
                                                                                                             marketing of energy
                                                                                                             commodities

-----------------------
(a)  Directly and/or indirectly holds securities in energy-related companies.
(b)  Exclusively in business of holding interest in Cadence Network LLC.
(c) Specifically, Cadence Network LLC will provide a single source for both energy management services and products designed to lower energy costs for national companies that operate at multiple locations.

Item 2. - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

CAPTIAL CONTRIBUTIONS:

Company                           Company                          Amount of
Contributing                      Receiving                        Capital
Capital                           Capital                          Contribution

New Century-Cadence, Inc.         Cadence Network LLC              $2,649,839

Item 3. - ASSOCIATED TRANSACTIONS

Part I. - Transactions performed by reporting companies on behalf of associate companies.

Reporting    Associate
Company      Company       Types of     Direct      Indirect    Cost      Total
Rendering    Receiving     Services     Costs       Costs       of        Amount
Services     Services      Rendered     Charged     Charged     Capital   Billed
--------     --------      --------     -------     -------     -------   ------
NONE


                                       1
Part II - Transactions performed by associate companies on behalf of reporting companies.

Associate    Reporting
Company      Company       Types of     Direct      Indirect    Cost       Total
Rendering    Receiving     Services     Costs       Costs       of        Amount
Services     Services      Rendered     Charged     Charged     Capital   Billed
--------     --------      --------     -------     -------     -------   ------

NONE

Item 4. - SUMMARY OF AGGREGATE INVESTMENT


Investments in energy-related companies (in thousands):

     Total consolidated capitalization as of September 30, 1997        $   4,652,899                    Line 1

     Total capitalization multiplied by 15%
     (Line 1 multiplied by 0.15)                                             697,935                    Line 2

     Greater of $50 million or line 2                                                   $   697,935     Line 3

     Total current aggregate investment:
     (categorized by major line of energy-related business)
         Energy-related business Category I (i.e., Rule 58(b)(1)(i))           2,650
           Total current aggregate investment                                                 2,650     Line 4
                                                                                        -----------

     Difference between the greater of $50 million or 15% of
     capitalization and the total aggregate investment of the
     registered holding company system                                                  $   695,285     Line 5
                                                                                        ===========
     (line 3 less line 4)

Investments in gas-related companies:

NONE

Item 5. - OTHER INVESTMENTS


Major Line         Other               Other
of Energy-Related  Investment in Last  Investment in this  Reason for Difference
Business           U-9C-3 Report       U-9C-3 Report       in Other Investment

NONE

Item 6. - FINANCIAL STATEMENTS AND EXHIBITS


A.     Financial Statements:

          Exhibit A-1 Financial statements of Cadence Network, LLC for the period from inception (September 3, 1997 through September 30,
               1997) - filed under  confidential  treatment pursuant to Rule 104
               (b).


B.     Exhibits:
         Contracts required by Item 3. - NONE

         Certificate of New Century Energies, Inc.:

         A certificate stating that a copy of the U-9C-3 for the previous quarter has been filed with interested state commissions is "Not Applicable". A conformed copy of this quarterly report shall be filed with interested state commissions promptly after filing with the Securities and Exchange Commission.

                                    SIGNATURE

         The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

                                                New Century Energies, Inc.


                                                By:  /s/Teresa S. Madden
                                                -----------------------------
                                                     Teresa S. Madden
                                                     Controller and Secretary
November 26, 1997